UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-32199

SFL Corporation Ltd.
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ⌧             Form 40-F   ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of SFL Corporation Ltd. (the “Company”), dated May 8, 2025, announcing the results of the 2025 Annual General Meeting of the Company that was held on May 8, 2025, at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HMCX, Bermuda.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3ASR (Registration No. 333-264330) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2022 and the Company’s Registration Statement on Form F-3ASR (Registration No. 333-271504) filed with the SEC on April 28, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD

Date: May 9, 2025
By:	/s/ Ole B. Hjertaker
Name: Ole B. Hjertaker
Title: SFL Management AS (Principal Executive Officer)

Exhibit 1

SFL – 2025 AGM Results Notification
SFL Corporation Ltd. (the “Company”) advises that the 2025 Annual General Meeting of the Shareholders of the Company was held on 8 May 2025 at 12:00 hrs at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HMCX, Bermuda. The audited consolidated financial statements for the Company for the year ended 31 December 2024 were presented to the Meeting.
In addition, the following resolutions were passed:
1.	To set the maximum number of Directors to be not more than eight.
2.	To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit.
3.	To re-elect Kathrine Fredriksen as a Director of the Company.
4.	To re-elect Gary Vogel as a Director of the Company.
5.	To re-elect Keesjan Cordia as a Director of the Company.
6.	To re-elect James O’Shaughnessy as a Director of the Company.
7.	To re-elect Ole Hjertaker as a Director of the Company.
8.	To re-elect Will Homan-Russell as a Director of the Company.
9.	To re-appoint Ernst & Young AS as auditors and to authorize the Directors to determine their remuneration.
10.	To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended December 31, 2025.
8 May 2025
The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda
About SFL
SFL has a unique track record in the maritime industry and has paid dividends every quarter since its initial listing on the New York Stock Exchange in 2004. The Company’s fleet of vessels is comprised of tanker vessels, bulkers, container vessels, car carriers and offshore drilling rigs. SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company's website: www.sflcorp.com.
Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, and timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.